# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: G. Willi-Food International Ltd., CIK 0001030997
CUSIP: M52523103
Title of class of securities: Ordinary Shares, NIS 0.10 par value per share
Address of issuer's principal executive offices: 4 Nahal Harif St, Yavne, Israel (L3), 81106
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001660086

## Reporting persons
- Springhouse Capital (U.S.), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 407,781; sole dispositive power 0; shared dispositive power 407,781; aggregate amount beneficially owned 407,781 (2.94% of the class)
- Springhouse Asset Management, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 407,781; sole dispositive power 0; shared dispositive power 407,781; aggregate amount beneficially owned 407,781 (2.94% of the class)
- Springhouse Capital Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 407,781; sole dispositive power 0; shared dispositive power 407,781; aggregate amount beneficially owned 407,781 (2.94% of the class)
- Springhouse Capital Management G.P., LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 407,781; sole dispositive power 0; shared dispositive power 407,781; aggregate amount beneficially owned 407,781 (2.94% of the class)
- Brian Gaines: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 168,550; shared voting power 407,781; sole dispositive power 168,550; shared dispositive power 407,781; aggregate amount beneficially owned 576,331 (4.16% of the class)

## Item 1. Issuer
Name of issuer: G. Willi-Food International Ltd.
Address of issuer's principal executive offices: 4 Nahal Harif St., Yavne, Israel 81106

## Item 2. Person Filing
Name of person filing:
(i) Springhouse Capital (U.S.), L.P. (the 'Fund')
(ii) Springhouse Asset Management, Ltd. (the 'General Partner')
(iii) Springhouse Capital Management, L.P. ('Management')
(iv) Springhouse Capital Management G.P., LLC ('Springhouse')
(v) Brian Gaines
Address of principal business office or, if none, residence: 18 Burr Farms Road, Westport, Connecticut 06880
Citizenship:
(i) Springhouse Capital (U.S.), L.P. (the 'Fund') - Delaware limited partnership
(ii) Springhouse Asset Management, Ltd. (the 'General Partner') - Cayman Islands exempted company
(iii) Springhouse Capital Management, L.P. ('Management') - Delaware limited partnership
(iv) Springhouse Capital Management G.P., LLC ('Springhouse') - Delaware Limited Liability Company
(v) Brian Gaines - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Springhouse Capital (U.S.), L.P. (the 'Fund') - 407781
(ii) Springhouse Asset Management, Ltd. (the 'General Partner') - 407781
(iii) Springhouse Capital Management, L.P. ('Management') - 407781
(iv) Springhouse Capital Management G.P., LLC ('Springhouse') - 407781
(v) Brian Gaines - 576331
Percent of class:
(i) Springhouse Capital (U.S.), L.P. (the 'Fund') - 2.94%
(ii) Springhouse Asset Management, Ltd. (the 'General Partner') - 2.94%
(iii) Springhouse Capital Management, L.P. ('Management') - 2.94%
(iv) Springhouse Capital Management G.P., LLC ('Springhouse') - 2.94%
(v) Brian Gaines - 4.16%
Sole power to vote or to direct the vote:
(i) Springhouse Capital (U.S.), L.P. (the 'Fund') - 0
(ii) Springhouse Asset Management, Ltd. (the 'General Partner') - 0
(iii) Springhouse Capital Management, L.P. ('Management') - 0
(iv) Springhouse Capital Management G.P., LLC ('Springhouse') - 0
(v) Brian Gaines - 168550
Shared power to vote or to direct the vote:
(i) Springhouse Capital (U.S.), L.P. (the 'Fund') - 407781
(ii) Springhouse Asset Management, Ltd. (the 'General Partner') - 407781
(iii) Springhouse Capital Management, L.P. ('Management') - 407781
(iv) Springhouse Capital Management G.P., LLC ('Springhouse') - 407781
(v) Brian Gaines - 407781
Sole power to dispose or to direct the disposition:
(i) Springhouse Capital (U.S.), L.P. (the 'Fund') - 0
(ii) Springhouse Asset Management, Ltd. (the 'General Partner') - 0
(iii) Springhouse Capital Management, L.P. ('Management') - 0
(iv) Springhouse Capital Management G.P., LLC ('Springhouse') - 0
(v) Brian Gaines - 168550
Shared power to dispose or to direct the disposition:
(i) Springhouse Capital (U.S.), L.P. (the 'Fund') - 407781
(ii) Springhouse Asset Management, Ltd. (the 'General Partner') - 407781
(iii) Springhouse Capital Management, L.P. ('Management') - 407781
(iv) Springhouse Capital Management G.P., LLC ('Springhouse') - 407781
(v) Brian Gaines - 407781

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Springhouse Capital (U.S.), L.P.: /s/ Brian Gaines, Brian Gaines (05/15/2025)
- Springhouse Asset Management, Ltd.: /s/ Brian Gaines, Brian Gaines (05/15/2025)
- Springhouse Capital Management, L.P.: /s/ Brian Gaines, Brian Gaines (05/15/2025)
- Springhouse Capital Management G.P., LLC: /s/ Brian Gaines, Brian Gaines (05/15/2025)
- Brian Gaines: /s/ Brian Gaines, Brian Gaines (05/15/2025)